Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Initiation of a Phase 1 Clinical Study of Diabetes Drug Candidate TT-401

TORONTO, ON, December 12th, 2011 – Transition Therapeutics Inc. (“Transition” or the “Company”) (NASDAQ: TTHI, TSX: TTH) announced today the first patient has been dosed in a Phase 1 clinical study of type 2 diabetes drug candidate, TT-401.   TT-401 is a once-weekly administered peptide being studied for its potential to lower blood glucose levels in patients with type 2 diabetes and accompanying obesity.

Currently approved GLP-1 agonist therapies are a fast growing therapeutic segment emerging as an important approach in the treatment of type 2 diabetes.    Next generation therapies for type 2 diabetes are currently being studied in early clinical development for their potential to provide a superior product profile over current GLP-1 product offerings through improved efficacy, broader therapeutic application or less frequent administration.  Preclinical data on TT-401 show potential for TT-401 to be administered once-weekly and provide sustained glycemic control and other beneficial effects including weight loss and improvements in lipid profile.

The Phase 1 study will evaluate the safety, tolerability and pharmacokinetics of single ascending doses of TT-401 in healthy obese volunteers.

In March 2010, Transition entered into a licensing and collaboration agreement with Eli Lilly and Company, where Transition acquired the rights to a series of pre-clinical Lilly compounds, including TT-401 for the treatment of type 2 diabetes.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead product is ELND005 (AZD-103) for the treatment of Alzheimer's disease and Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com or contact:
Dr. Tony Cruz
Chief Executive Officer
Transition Therapeutics Inc.
Phone: 416-260-7770, x.223
tcruz@transitiontherapeutics.com